UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

The Fresh Market, Inc.

(Name of Subject Company (issuer))

Pomegranate Merger Sub, Inc.

(Name of Filing Persons (offeror)) a wholly owned subsidiary of

Pomegranate Holdings, Inc.

(Name of Filing Persons (parent of offeror))

Apollo Management VIII, L.P.

(Names of Filing Persons (other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

35804H106

(CUSIP Number of Class of Securities)

Pomegranate Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard Kenny

Robert G. Robison

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

CALCULATION OF FILING FEE

Transaction value*	Amount of filing fee**
$1,449,002,757.00	$145,914.58

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $28.50 per share of common stock, par value $0.01 per share (“Shares”), of The Fresh Market, Inc., a Delaware corporation (“The Fresh Market”), by 50,842,202 Shares, which is the sum of (1) 47,049,217 Shares issued and outstanding (including all shares entitled to vote in the election of directors of The Fresh Market or on the adoption of the Merger Agreement (as defined below), if applicable, of which 25,860 shares were subject to risk of forfeiture), (2) 727,997 Shares reserved and available for issuance pursuant to The Fresh Market’s 2010 Omnibus Incentive Compensation Plan (the “Company Stock Plan”), (3) 1,470,457 Shares issuable upon the exercise outstanding options granted under the Company Stock Plan, (4) 350,677 Shares issuable pursuant to restricted stock units granted under the Company Stock Plan, (5) 1,630 Shares issuable pursuant to deferred share units granted under the Company Stock Plan, (6) a maximum of 264,218 Shares issuable pursuant to performance stock unit awards granted under the Company Stock Plan and (7) 978,006 Shares reserved and available for purchase under The Fresh Market’s Employee Stock Purchase Plan. The foregoing share figures have been provided by The Fresh Market to the Offeror and are as of March 9, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 17, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $145,914.58	Filing Party: Pomegranate Merger Sub, Inc.
Form or Registration No.: Not applicable	Date Filed: March 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pomegranate Merger Sub, Inc., a Delaware corporation (the “Offeror”), Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on March 25, 2016 (such Tender Offer Statement, together with any amendments or supplements thereto, the “Schedule TO”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $28.50 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 11, 2016, by and among The Fresh Market, Parent and the Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Item 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

At 12:00 midnight, New York City time, on April 21, 2016 (one minute after 11:59 p.m., New York City time, on April 21, 2016), the Offer expired as scheduled and was not extended. Offeror was advised by the American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that, as of the expiration time of the Offer, a total of 32,103,659 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 68.2% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 4,465,161 Shares, representing approximately 9.5% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Offeror accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As the final step of the acquisition process, The Fresh Market, Parent and Offeror will, as promptly as practicable following the acceptance of the Shares for payment, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, effect the Merger under Section 251(h) of the DGCL, pursuant to which Offeror will be merged with and into The Fresh Market, with The Fresh Market continuing as the surviving corporation. At the Effective Time, each Share then outstanding will be converted into the right to receive an amount equal to the Offer Price, net to the holder in cash without interest and less any applicable tax withholding, other than (i) Shares subject to forfeiture conditions, (ii) Shares owned by The Fresh Market as treasury stock or (iii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL in connection with the Merger.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(1)(H)

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)	Joint Press Release issued by The Fresh Market and Apollo Global Management, dated April 22, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMEGRANATE MERGER SUB, INC.

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

POMEGRANATE HOLDINGS, INC.

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT VIII, L.P.

BY: AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

Dated: April 22, 2016